Chris Viehbacher takes up his position

as Chief Executive Officer

Paris, France - December 1, 2008 - Sanofi-aventis announced that Mr. Chris Viehbacher has taken up his position today as Chief Executive Officer of the sanofi-aventis Group.

About Chris Viehbacher

Chris Viehbacher, born March 26, 1960, holds German and Canadian nationalities.

He is both a graduate in Commerce of the Queens University (Ontario - Canada) and a certified public accountant.

After beginning his career at PriceWaterhouseCoopers, he spent the major part of his professional life (1988-2008) in the Wellcome group, GlaxoWellcome then GlaxoSmithKline (GSK) where he acquired broad international experience in different positions across Europe (Germany, France, and Great Britain) and in the United States and Canada.

In his last position, Chris Viehbacher was President, Pharmaceutical Operations North America, Co-Chairman of the Portfolio Management Board taking strategic decisions for R&D within GSK, and a member of the board.

In addition, he is a Board member of PhRMA in the United States.

Chris Viehbacher is married with three children. He speaks French, English and German: he lived in France for nine years and was made a knight of the French Legion of Honor in 2003.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).